SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Sylvia Edwards
Sylvia Edwards
Assistant Group Secretary

NEWS RELEASE
PRUDENTIAL PLC GROUP COMMUNICATIONS 12 ARTHUR STREET LONDON EC4R 9AQ TEL 020 7220 7588 FAX 020 7548 3725 www.prudential.co.uk

15 October 2010

HOWARD DAVIES AND PAUL MANDUCA TO JOIN THE BOARD OF PRUDENTIAL PLC AS NON-EXECUTIVE DIRECTORS

MIKE WELLS TO BE APPOINTED PRESIDENT AND CHIEF EXECUTIVE OFFICER OF JACKSON NATIONAL LIFE INSURANCE COMPANY AND TO JOIN THE BOARD OF PRUDENTIAL PLC AS EXECUTIVE DIRECTOR TO SUCCEED CLARK MANNING

The Board of Prudential plc (“Prudential”) today announces the appointment of Howard Davies and Paul Manduca as non-executive directors with immediate effect. From 1 January 2011, Paul will replace James Ross as the Board’s Senior Independent Director. James will remain a non-executive director and retire from the Board at Prudential’s AGM on 19 May 2011, when he will have served seven years as a director and as Senior Independent Director since May 2006.

Prudential also announces the appointment of Mike Wells as President and Chief Executive Officer of Jackson National Life Insurance Company (“Jackson”) and as an executive director on the Board of Prudential with effect from 1 January 2011. Mike, who has been with Jackson for 15 years and is currently Vice Chairman and Chief Operating Officer, succeeds Clark Manning who has decided to step down after 15 years at Jackson, nine as President and Chief Executive Officer. He will leave the Board of Prudential, which he joined in January 2002, with effect from 1 January 2011. To ensure an effective transition, Clark will continue in the role of Chairman of Jackson until 30 April 2011, after which he will take up an advisory role to Jackson until 31 December 2011.

Non-executive directors

Howard Davies, 59, is the Director of the London School of Economics and Political Science (“LSE”). Prior to joining the LSE, he was Chairman of the Financial Services Authority. On joining the Board as a non-executive director, Howard will become Chairman of the Group Risk Committee which the Board is in the process of setting up.

Paul Manduca, 58, is currently the Senior Independent Director of Wm Morrison Supermarkets Plc (“Morrisons”). Since September 2009, he has been Chairman of the Remuneration Committee and previously chaired the Audit Committee. Paul is stepping down from the Board of Morrisons in March 2011. Prior to 2005, Paul was European CEO of Deutsche Asset Management and from 1994 to 1999, founding CEO of Threadneedle Asset Management Limited and director of Eagle Star and Allied Dunbar.

Commenting on the appointment of the new non-executive directors, Harvey McGrath, Chairman of Prudential, said:

“I am very pleased to welcome Howard and Paul to the Board of Prudential and I look forward to working with them. Both have extensive experience in the financial sector. As a former Chairman of the Financial Services Authority, Howard brings considerable financial regulatory expertise to the Board and I am pleased to announce he will be the Chairman of the new Group Risk Committee. Paul will replace James Ross as Senior Independent Director. He has significant relevant experience both from his executive career and as a non-executive director on listed company boards, most recently at Morrisons. When he retires next May, James will have been on the Board for seven years, serving as Senior Independent Director since May 2006, and I would like to thank him for his service and significant contribution over that time.”

Mike Wells to be appointed President and Chief Executive Officer of Jackson

Mike Wells, 50, has served in a variety of senior and strategic positions at Jackson over the last 15 years, including President of Jackson National Life Distributors. He has been Vice Chairman and Chief Operating Officer of Jackson for the last nine years. During this period, Mike has led the development of Jackson’s highly profitable variable annuity business and been responsible for IT, strategy, operations, communications, distribution, Curian, and the retail broker dealers.

Prudential plc is a holding company, subsidiaries of which are authorised and regulated by the Financial Services Authority.

Prudential plc

Incorporated and registered in England and Wales. Registered office: Laurence Pountney Hill London EC4R 0HH. Registered number 1397169.

Commenting on the appointment of Mike Wells, Tidjane Thiam, Group Chief Executive of Prudential, said:

“I am delighted to announce the appointment of Mike Wells as successor to Clark Manning. Mike has a long and proven career in Jackson across all operations, has been Vice Chairman and Chief Operating Officer for the past nine years, and was identified as the appropriate successor to Clark some time ago. I want to thank Clark for his truly outstanding contribution to the Group. In Jackson, Clark has built a leading and respected business and he leaves a strong legacy, having put together over the years a first class management team and achieved excellent results as demonstrated by our 2010 half year figures. He ensured a proven successor was in place to lead the organisation to the next level. I am very pleased that we will continue to benefit from Clark’s experience and knowledge until the end of 2011.”

Mike Wells said:

“I greatly look forward to assuming leadership of Jackson and joining the Board of Prudential at this exciting time in the business and Group’s development. I want to thank Clark for his leadership in taking Jackson to its current strong position in the market and look forward to taking the company to the next level of its profitable growth. This is an endorsement of the entire Jackson management team’s efforts.”

Clark Manning, President and Chief Executive Officer of Jackson and executive director of Prudential, said:

“Choosing a time to step down is never easy, but having navigated the company successfully through the past two years of financial upheaval in the markets and delivered exceptionally strong profitable growth, I feel now is the right time to pass the reins to Mike who has been my clearly identified successor for some time. I am pleased to be continuing in the role of Chairman and I want to thank Tidjane for his absolute support of me and the business.”

Enquiries:

Media		Investors/Analysts
Edward Brewster	+44 (0)20 7548 3719	David Collins	+44 (0)20 7548 3300
Robin Tozer	+44 (0)20 7548 2776

Further information:

1.	Non-executive directors

Howard Davies

Howard Davies, 59, is the Director of the London School of Economics and Political Science (“LSE”). Prior to joining the LSE in September 2003, he was Chairman of the Financial Services Authority, the UK’s financial regulator. He is also a director of Morgan Stanley Inc. Howard had previously served for two years as Deputy Governor of the Bank of England (1995 to 1997), after three years as Director General of the Confederation of British Industry (1992 to 1995). From 1990 to1995, he was a non-executive director of GKN plc and from 1987 to 1992 he was Chief Executive Officer of the Audit Commission. From 1982 to 1987, he worked for McKinsey & Company in London and during 1985 to1986 was seconded as Special Adviser to the Chancellor of the Exchequer. He had previously worked at the Treasury and the Foreign and Commonwealth Office, including two years as Private Secretary to the British Ambassador in Paris.

Paul Manduca

Paul Manduca, 58, was appointed as a non-executive director of Wm Morrison Supermarkets Plc (“Morrisons”) in September 2005. He is currently the Senior Independent Director, a member of the Nomination Committee and Chairman of the Remuneration Committee of Morrisons. He has previously chaired the Audit Committee and is stepping down from the Board of Morrisons in March 2011. He is also Chairman of Aon Limited and Kazmunaigaz Exploration & Production Plc, and a director of Henderson Diversified Income Limited and JPM European Smaller Companies Investment Trust Plc. Paul was a director of Development Securities plc (until March 2010), Chairman of Bridgewell Group plc (until 2007) and Henderson Smaller Companies Investment Trust plc (until 2006). Prior to 2005, Paul was European CEO of Deutsche Asset Management and from 1994 to 1999, founding CEO of Threadneedle Asset Management Limited and director of Eagle Star and Allied Dunbar. Paul is a member of the Securities Institute.

Shareholding

2

Paul Manduca has a beneficial interest in 685 ordinary shares of Prudential under the meaning of Part XV of the Hong Kong Securities and Futures Ordinance. All directors are required to have beneficial ownership of at least 2,500 ordinary shares in Prudential, which must be acquired within 12 months of the appointment if there is not already such an interest at the date of appointment.

Length of service

Non-executive directors are usually appointed for an initial three-year term, commencing with their election by shareholders at the first Annual General Meeting following their appointment. They are typically expected to serve for two three-year terms from their initial election by shareholders, although the Board may invite them to serve for an additional period.

Remuneration

Non-executive directors are not eligible to participate in annual bonus plans, long-term incentive plans or pension arrangements. Their fees are determined by the Board and reflect their individual responsibilities, including committee membership as appropriate. The annual fees which are paid to non-executive directors are detailed in the remuneration section of the annual report. Non-executive directors use the net value of £25,000 of their total annual fees to purchase shares in Prudential. Shares are purchased each quarter and are held at least until retirement from the Board.

Howard Davies’ annual fee at appointment is £116,500, consisting of a basic fee of £66,500 and an additional fee of £50,000 as Chairman of the Group Risk Committee. Paul Manduca’s annual fee at appointment is £66,500 and he will receive an additional fee of £30,000 when he takes up the role of Senior Independent Director on 1 January 2011.

2.	Executive directors

Mike Wells, 50, has served in a variety of senior and strategic positions at Jackson National Life (“Jackson”) over the last 15 years, including President of Jackson National Life Distributors. He has been Vice Chairman and Chief Operating Officer of Jackson for the last nine years. During this period Mike has led the development of Jackson’s highly profitable variable annuity business and been responsible for IT, strategy, operations, communications, distribution, Curian, and the retail broker dealers. Mike Wells’ background includes more than 25 years of management experience in both the retail and wholesale aspects of the financial services industry. Prior to joining Jackson, he held positions with Wood Logan, Smith Barney, McGinness & Associates and Dean Witter.

Length of service

Mike Wells’ appointment to the Board is subject to election by shareholders at the 2011 Annual General Meeting. His contract is a renewable one year fixed term contract. The contract is renewable automatically upon the same terms and conditions unless he or the Company gives at least 90 days notice prior to the end of the relevant term.

Mike Wells’ remuneration

Prudential is committed to full disclosure of the remuneration of its executives. Mike Wells’ basic salary will be US$1,000,000 as at 1 January 2011. His annual bonus is made up of two elements, the first, a 10 per cent share of the Jackson bonus pool and the second, a maximum potential award of 160 per cent of salary in the Group annual incentive plan. 30 per cent of all bonus will be deferred into Prudential American Depositary Receipts for three years. LTIP awards are 460 per cent of base salary. This is aligned with the practice for FTSE 50 executive directors with divisional responsibilities and in line with the US market.

Mike Wells’ interests in Prudential shares

Mike Wells’ has a beneficial interest in 120,324 Prudential American Depositary Receipts (“ADRs”) (representing approximately 240,648 ordinary shares of Prudential) and 176,500 non-vested ADRs (representing approximately 353,000 ordinary shares of Prudential) under the Jackson Performance Share Plan; and has elected to have his 2009 incentive bonus compensation held in trust for 3 years in the form of 16,125 ADRs (representing approximately 32,250 ordinary shares of Prudential), which are expected to be delivered to the trust in November 2010.

Clark Manning’s remuneration

Clark Manning’s remuneration will remain unchanged until he steps down as Chairman of Jackson. In his advisory role from 1 May 2011 until 31 December 2011, he will receive his base salary pro rata but will not be eligible for the annual bonus or the long-term incentive plan.

Save as disclosed above, there are no matters relating to the appointments of Howard Davies, Paul Manduca and Mike Wells that need to be disclosed pursuant to Listing Rule 9.6.13 (1) - (6) of the Listing Rules of the Financial Services Authority.

3

Save as disclosed above there is no further information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited and each of Howard Davies, Paul Manduca and Mike Wells has confirmed that there are no other matters relating to his appointment that need to be brought to the attention of shareholders of Prudential.

3. Notes to Editors

About Prudential plc

Prudential plc is a company incorporated and with its principal place of business in England, and its affiliated companies constitute one of the world’s leading financial services groups. It provides insurance and financial services through its subsidiaries and affiliates throughout the world. It has been in existence for over 160 years and has £309 billion in assets under management (as at 30 June 2010). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Forward-Looking Statements

This statement may contain certain “forward-looking statements” with respect to certain of Prudential’s plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words “believes”, “intends”, “expects”, “plans”, “seeks” and “anticipates”, and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential’s control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential’s actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential’s forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the Prospectus Rules, the Listing Rules, the Disclosure and Transparency Rules, the Hong Kong Listing Rules or the SGX-ST listing rules.

4